SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
FEB 27 2015
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404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles, (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Sean Havlin, Managing Director & CFO 415-705-7159
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

555 Mission Street San Francisco CA 94105-2230
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sean Havlin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Sean N. Havlin
Signature

Managing Director & CFO
Title

Notary Public

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

DIANA AYRAPETYAN
Commission # 2000767
Notary Public - California
San Francisco County
My Comm. Expires Jan 8, 2017

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2015, by
Date *Month* *Year*

(1) Sean N Havlin

(and (2) ____________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature ____________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** ________

Number of Pages: ____ **Signer(s) Other Than Named Above:** ________

UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2014,
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Member's Equity.
(x)	(e)	Statement of Cash Flows.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (Not Required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A copy of the SIPC Supplemental Report (Filed separately).
(x)	(n)	A report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (Filed separately).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of MUFG Union Bank, N.A.) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UnionBanc Investments Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2015

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,217,059
MARKETABLE SECURITIES OWNED — At fair value	134,633,089
RECEIVABLE FROM CLEARING ORGANIZATION — Net	14,455,103
FEES AND COMMISSIONS RECEIVABLE	1,682,935
DUE FROM PARENT — Net	1,323,317
DUE FROM AFFILIATE	75,451
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	279,703
ACCRUED INTEREST RECEIVABLE	7,443
OTHER ASSETS	528,194
TOTAL	$ 154,202,294
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 5,328,369
Loan from Parent	18,000,000
Total liabilities	23,328,369
MEMBER'S EQUITY	130,873,925
TOTAL	$ 154,202,294

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 56,045,838
Principal transactions	8,496,899
Referral fees	582,888
Interest and dividends	352,559
Other income	700,972
Total revenues	66,179,156
EXPENSES:	
Salaries and employee benefits	39,481,170
Management fees	15,432,959
Clearing expenses	6,058,875
Occupancy and equipment	5,914,609
Analytical and information services	996,363
Regulatory fees	902,433
Professional services	764,575
Travel and conferences	465,060
Communications	348,365
Operational losses	158,197
Interest expense	43,452
Other expenses	1,396,710
Total expenses	71,962,768
LOSS BEFORE INCOME TAXES	(5,783,612)
INCOME TAX BENEFIT	2,272,381
NET LOSS	$ (3,511,231)

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
BALANCE — January 1, 2014	$ 134,353,308
Contributions related to stock plan	31,848
Net Loss	(3,511,231)
BALANCE — December 31, 2014	$ 130,873,925

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (3,511,231)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	106,278
Stock-based compensation expense	31,848
Provision for deferred income taxes	(336,964)
Net increase in marketable securities owned	(13,996,312)
Net increase in receivable from broker-dealers and clearing organizations	(866,484)
Net increase in fees and commissions receivable	(1,007,790)
Net increase in due from Parent — net	(19,612)
Net decrease in due from affiliate	6,274,230
Net decrease in accrued interest receivable	15,658
Net decrease in other assets	7,512
Net decrease in accounts payable, accrued expenses and other liabilities	(39,136)
Total adjustments	(9,830,772)
Net cash used in operating activities	(13,342,003)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and leasehold improvements	(11,922)
Net cash used in investing activities	(11,922)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of loan from Parent	(17,000,000)
Drawdown of loan from Parent	25,000,000
Net cash provided by financing activities	8,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,353,925)
CASH AND CASH EQUIVALENTS — Beginning of year	6,570,984
CASH AND CASH EQUIVALENTS — End of year	$ 1,217,059
CASH PAID DURING THE YEAR FOR:	
Interest	$ 40,858

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment adviser under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Parent of the Holding Company").

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker-dealer industry. The policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below. The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, reserve for estimated chargebacks (see "Commissions" below) and estimating the fair value of financial instruments (see Note 5).

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were issued.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Transactions — Principal transactions are recorded on a trade-date basis. Marketable securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards codification 820, Fair Value Measurements (See Note 5), and unrealized gains and losses are included in principal transaction revenue.

Due from Parent — Net — Due from Parent — net primarily consists of management fees payable to the Parent, interest payable on intercompany borrowing, and income taxes receivable.

Due from Affiliate — Due from Affiliate primarily consists of referral fees earned for referring clients to Mitsubishi UFJ Securities, an affiliate of the Parent of the Holding Company, for the issuance and underwriting of public debt and equity offerings.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2014 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the Company amounts equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12- to 18 month period after the policy is in force. During 2014, the Company recorded chargebacks of $179,671 related to the sale of annuity and life insurance contracts as a reduction of commissions. At December 31, 2014, the Company recorded a reserve of $40,957 for estimated chargebacks not yet incurred in other liabilities.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Regulatory Fees — Regulatory fees are comprised of expenses paid to regulators for registration, assessment, license, and exam fees.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is 10 years and for equipment is four years. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

3. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$ (1,610,303)	$ (280,360)	$ (1,890,663)
State	(325,114)	(56,604)	(381,718)
Total income tax expense	$ (1,935,417)	$ (336,964)	$ (2,272,381)

The Company's provision for income taxes for the year ended December 31, 2014, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, due to state taxes.

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current payable to the Parent of $603,264 at December 31, 2014, which is recorded in Due from Parent — net on the Statement of Financial Condition.

4. RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears certain of its proprietary and customer transactions through National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments, Inc., on a fully disclosed basis. The amount payable to NFS relates to the proprietary transactions that are collateralized by securities owned by the Company.

Amounts receivable/payable from clearing organization consist of the following:

	Receivable	Payable	Total
Deposits for securities borrowed/loaned	$19,994,043	$10,009,810	$ 9,984,233
Payable to clearing broker		31,313,332	(31,313,332)
Receivable from clearing organization	31,689,037		31,689,037
Cash deposited in clearing organization	4,095,165		4,095,165
Total	$55,778,245	$41,323,142	$ 14,455,103

5. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and financial liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include amounts that reflect counterparty credit quality.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by U.S. GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Valuation Processes — The Company's Parent has established a Valuation Committee (VC) to oversee its valuation framework for measuring fair value and to establish valuation policies and procedures. The VC's responsibilities include reviewing and approving all fair value measurements and categorizations within the fair value hierarchy and monitoring the use of pricing sources, mark-to-model valuations, dealer quotes, and other valuation processes. The VC reports to the Parent's Risk & Capital Committee and meets at least quarterly.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2014, by caption on the balance sheet and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Marketable securities owned:				
U.S. Government sponsored agency securities		124,998,984		124,998,984
State and municipal obligations		9,634,105		9,634,105
Total marketable securities owned		134,633,089		134,633,089
Total assets	$	$ 134,633,089	$	$ 134,633,089

In assigning the appropriate levels, the Company performs a detailed analysis of the assets that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Therefore, an item may be classified in Level 3 even though there may be many significant inputs that are readily observable.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

The Company's policy is to recognize transfers in and out of levels 1, 2, and 3 as of the end of a reporting period. There were no transfers between level 1 and level 2 during the year.

6. RELATED-PARTY TRANSACTIONS

At December 31, 2014, the Company had cash of $1,216,959 deposited in non-interest-bearing checking accounts at the Parent.

The Company had a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the Maturity Date of March 1, 2015 for additional one-year periods unless at least ten days prior to the new Maturity Date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the weighted-average of the federal funds overnight rate. The outstanding loan from the Parent was $18 million as of December 31, 2014. For the year ended December 31, 2014, the Company recorded interest expense of $19,252 in relation to this line of credit. At December 31, 2014, the Company has $4,894 of accrued interest payable recorded in Due from Parent — net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Such expenses for the year ended December 31, 2014, were $39,481,170 for employee salaries and benefits and $5,914,609 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. Effective October 1, 2012, the Company established a new cash balance formula for all future eligible employees. Participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities, and real estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

Effective as of April 27, 2010, the Holding Company adopted the Stock Bonus Plan. Under the Stock Bonus Plan, the Holding Company grants restricted stock units of American Depositary Receipts representing shares of common stock of the Company's indirect parent company, Mitsubishi UFJ Financial Group, to key employees. These awards vest pro rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the

specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price on date of grant. On April 15, 2014, the Holding Company granted 24,085 restricted stock units to Company employees, with a grant-date fair value of $5.40. For the year ended December 31, 2014, 3,565 shares were exercised.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The 401(k) matching contribution is an IRC safe-harbor match. The Parent will match pre-tax deferral contributions at the rate of 100% of the first 3%, plus 50% of the next 2% contributed. Total matching contributions available for an employee contributing at least 5% of pay on a pre-tax basis is 4%.

The Parent provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit-sharing, and postretirement benefits expenses were $1,137,215 for the year ended December 31, 2014. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. For the year ended December 31, 2014, total intercompany management fees paid to the Parent were $15,432,959.

The Parent's Syndications and Placements group appointed Mitsubishi UFJ Securities to advise, place, and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2014, the Company referred 79 transactions that have closed. The transactions generated $582,888 in referral fees, all of which were from Mitsubishi UFJ Securities. At December 31, 2014, the Company had a $75,451 receivable from Mitsubishi UFJ Securities recorded in Due from Affiliate.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2014, the Company had net capital of $124,953,926, which was $ 124,703,926 in excess of the required $250,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by NFS. As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of December 31, 2014, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, under the terms of the NFS agreement, NFS acts as a sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS on a daily basis. As of December 31, 2014, there were no outstanding items.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2014

Total member's equity from statement of financial condition	$ 130,873,925
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Cash held with Parent	1,216,959
Fees and commissions receivable	1,649,441
Due from affiliate	75,451
Due from Parent	1,323,317
Furniture, equipment, and leasehold improvements	279,703
Other assets	528,194
Other	611,069
Total	5,684,134
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	125,189,791
HAIRCUTS ON SECURITIES — State and municipal obligations	235,865
Total haircuts on securities	235,865
NET CAPITAL	124,953,926
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 124,703,926

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2014, prepared by UnionBanc Investment Services, LLC, in its unaudited Form X-17A-5, Part IIA as amended, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company is not required to prepare the Reserve Requirements for Brokers or Dealers.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Dears Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed by UnionBanc Investment Services, LLC (a Delaware limited liability company and wholly owned subsidiary of MUFG Union Bank, N.A.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2015

UnionBanc Investment Services

445 South Figueroa Street, Los Angeles, California 90071
P.O. Box 51300. Los Angeles, California 90051-1100
800 634 1100

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 except as described below:

Approximate Date	**Nature**
6/13/2014	Processing error by registered representative.
7/14/2014	Delay in new account opening and registered representative experienced mobile remote deposit system issues.
7/15/2014	Registered representative experienced mobile remote deposit system issues – 2 Instances
7/30/2014	Registered representative experienced mobile remote deposit system issues.
8/25/2014	Delay in new account opening & missed FEDEX cutoff.
8/26/2014	Delay in new account opening & missed FEDEX cutoff.

9/18/2014	FEDEX Delivery Error – 3 instances
9/23/2014	Registered representative experienced mobile remote deposit system issues.
9/25/2014	Registered representative missed FEDEX cutoff time.
10/2/2014	Registered representative experienced mobile remote deposit system issues.
10/2/2014	Registered Representative processing error.
10/14/2014	Registered Representative processing error – 2 instances
10/15/2014	Registered representative experienced mobile remote deposit system issues - 2 instances
10/20/2014	Registered representative missed FEDEX cutoff time - 2 instances
10/21/2014	Registered Representative processing error.
11/13/2014	Registered representative missed FEDEX cutoff time.
11/19/2014	Registered representative experienced mobile remote deposit system issues.
11/21/2014	Registered representative missed FEDEX cutoff time.
11/24/2014	Registered Rep Processing Error
11/25/2014	Registered Representative processing error.
11/26/2014	Registered representative experienced mobile remote deposit system issues.
12/17/2014	Registered Representative processing error.

Sean N. Havlin
Chief Financial Officer

February 25, 2015

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report, in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) UnionBanc Investment Services, LLC stated that the Company met the identified exemption provisions from June 1, 2014 through December 31, 2014 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015